EX-99.d.1.i

AMENDMENT NO. 3 TO

EXHIBIT A

OF THE INVESTMENT MANAGEMENT AGREEMENT

THIS EXHIBIT to the Investment Management Agreement dated January 4, 2010 (the “Agreement”) between DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS and DELAWARE MANAGEMENT COMPANY, a series of Macquarie Investment Management Business Trust (the “Investment Manager”), amended as of the 31st day of December, 2024, lists the Funds for which the Investment Manager provides investment management services pursuant to this Agreement, along with the management fee rate schedule for each Fund and the date on which the Agreement became effective for each Fund.

Fund Name	Effective Date	Management Fee Schedule (as a percentage of average daily net assets) Annual Rate
Macquarie Limited-Term Diversified Income Fund (formerly, Delaware Limited-Term Diversified Income Fund)	January 4, 2010	0.50% on first $500 million 0.475% on next $500 million 0.45% on next $1.5 billion 0.425% on assets in excess of $2.5 billion
Macquarie Tax-Free Oregon Fund (formerly, Delaware Tax-Free Oregon Fund)	July 19, 2019	0.55% on first $500 million 0.50% on next $500 million 0.45% on next $1.5 billion 0.425% on assets in excess of $2.5 billion

DELAWARE MANAGEMENT COMPANY, A series of Macquarie Investment Management Business Trust		DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS

By:	/s/ David F. Connor	By:	/s/ Shawn Lytle
Name:	David F. Connor	Name:	Shawn K. Lytle
Title:	Senior Vice President	Title:	President and Chief Executive Officer